ReliaStar Life Insurance Company
Separate Account N

ING Advantage^{SM} (Prospectus No. PRO.100209-05)
ING Advantage Century^{SM} (Prospectus No. PRO.100207-05)
ING Advantage Century Plus^{SM} (Prospectus No. PRO.100208-05)

**Supplement dated November 23, 2005 to the
Contract Prospectus and Statement of Additional Information,
each dated April 29, 2005, as supplemented**

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus and SAI.

1. Effective December 5, 2005, the ING VP MagnaCap Portfolio (Class I) will be merged into the ING VP Value Opportunity Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) will be merged into the ING Fundamental Research Portfolio (Initial Class). As a result of the merger, effective December 5, 2005 all references to the ING VP MagnaCap Portfolio and the ING VP Disciplined LargeCap Portfolio in the contract prospectus and SAI are deleted and the ING VP Value Opportunity Portfolio (Class I) is added as an investment option. After the close of business on December 2, 2005, all existing account balances invested in the ING VP MagnaCap Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) will be transferred to the ING VP Value Opportunity Portfolio (Class I) and the ING Fundamental Research Portfolio (Initial Class), respectively.

Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP MagnaCap Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) will be automatically allocated to the ING VP Value Opportunity Portfolio (Class I) and the ING Fundamental Research Portfolio (Initial Class), respectively. You may give us alternative allocation instructions at any time by contacting our administrative service center at:

> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58702-5050
> 1-877-884-5050

See also the Transfers Among Investment Options section of the contract prospectus for further information about making fund allocation changes.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The information regarding ING VP MagnaCap Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) included in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted. The following information is added to the fund expense table:

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Value Opportunity Portfolio (Class I) [19][22]	0.60%	--	0.09%	0.69%	--	0.69%

4. The following information is added to Appendix VI – Descriptions of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. Under normal market conditions, invests at least 65% of total assets in common stocks and American Depositary Receipts (ADR's). May invest the remaining 35% of its assets in other types of securities including foreign securities and securities of smaller companies.